As filed with the Securities and Exchange Commission on June 10, 2011
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-9
REGISTRATION STATEMENT
UNDER THE
SECURITIES ACT OF 1933

THE BANK OF NOVA SCOTIA
(Exact name of Registrant as specified in its charter)

Canada (Province or Other Jurisdiction of Incorporation or Organization)	6029 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)
44 King St. West, Scotia Plaza, 8th Floor
Toronto, Ontario, Canada M5H 1H1
(416) 866-3672
(Address and telephone number of Registrant’s principal executive offices)
The Bank of Nova Scotia
One Liberty Plaza, 25th Floor
New York, New York 10006
Attention: William R. Ebbels
(212) 225-5000
(Name, address, and telephone number of agent for service in the United States)

Copies to:

Steven W. Smith Osler, Hoskin & Harcourt LLP P.O. Box 50, Suite 6100 1 First Canadian Place Toronto, Ontario, Canada M5X 1B8 (416) 362-2111	Jason J. Comerford Osler, Hoskin & Harcourt LLP 620 Eighth Avenue 36th Floor New York, New York 10018 (212) 867-5800
Approximate date of commencement of proposed sale of the securities to the public:
From time to time after the effective date of this Registration Statement.

Province of Ontario, Canada
(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box):

A.	☐	Upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada)
B.	☑	At some future date (check the appropriate box below):

1.	☐	pursuant to Rule 467(b) on at (designate a time not sooner than 7 calendar days after filing)
2.	☐	pursuant to Rule 467(b) on at (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on
3.	☑	pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.
4.	☐	After the filing of the next amendment to this form (if preliminary material is being filed).
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf short form prospectus offering procedures, check the following box.   ☑

CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed maximum
Title of each class of	Amount to be	offering price per	aggregate offering	Amount of
securities to be registered	registered(1)	security(2)	price(2)	registration fee(3)
Senior Debt Securities and Subordinated Debt Securities	U.S.$7,100,000,000(4)	100%	U.S.$7,100,000,000(4)	U.S.$824,310

1)	This registration statement also covers an undeterminable amount of the registered securities that may be reoffered and resold on an ongoing basis after their initial sale in market-making transactions by affiliates of the Registrant.

2)	Estimated solely for the purpose of determining the registration fee.

3)	Pursuant to Rule 457(p) of the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby offsets the registration fee required to be paid in connection with this registration statement by $221,030 previously paid by the Registrant in connection with the registration of debt securities on Form F-9 (Commission File No. 333-164300) filed with the Commission on January 12, 2010 (the “Initial Registration Statement”), of which $3,100,000,000 principal amount were not sold. Accordingly the filing fee paid herewith is $603,280.

4)	Such amount in U.S. dollars or the equivalent thereof in foreign currencies as shall result in an aggregate initial public offering price for all securities of U.S.$7,100,000,000 and, if any Debt Securities are issued at original issue discount, such greater amount as shall result in net proceeds of U.S.$7,100,000,000 to the Registrant.
Pursuant to Rule 429 under the Securities Act, the prospectus contained in this registration statement relates to the Initial Registration Statement. This registration statement constitutes a post-effective amendment to the Initial Registration Statement, and such post-effective amendment shall become effective concurrently with the effectiveness of this registration statement in accordance with Section 8(c) of the Securities Act.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registration Statement shall become effective as provided in Rule 467 under the Securities Act of 1933, as amended, or on such date as the Commission, acting pursuant to Section 8(a) of the Act, may determine.

PART I
INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Amendment No. 1 dated June 10, 2011 to the Short Form Base Shelf Prospectus dated January 11, 2010
New Issue
This amendment, together with the short form base shelf prospectus dated January 11, 2010, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.
The Bank of Nova Scotia
US$16,000,000,000
Senior Debt Securities
Subordinated Debt Securities (subordinated indebtedness)
Reference is made to the short form base shelf prospectus dated January 11, 2010 (the “Prospectus”) of The Bank of Nova Scotia (the “Bank”).
The Prospectus is amended to increase the aggregate amount of Senior Debt Securities and Subordinated Debt Securities (subordinated indebtedness) (collectively, the “Debt Securities”) that may be offered from time to time under the Prospectus from $12,000,000,000 to $16,000,000,000. In particular, the Prospectus is amended by deleting all references to “$12,000,000,000” contained on the face page of the Prospectus and substituting therefor “$16,000,000,000”.
As of the date of this amendment, we have distributed under this prospectus Debt Securities with an aggregate principal amount of US$8,900,000,000.
The Bank is permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this amended prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.
Prospective investors should be aware that the acquisition of the Debt Securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, Canada or the United States may not be described fully herein.
The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Bank is a Canadian bank, that many of its officers and directors, and some of the experts named in this amended prospectus, may be residents of Canada and that all or a substantial portion of the assets of the Bank and such persons may be located outside the United States.
NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE DEBT SECURITIES, OR DETERMINED IF THIS AMENDED PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The Prospectus is further amended by deleting the following paragraph, being the second paragraph on page 2 of the Prospectus in its entirety:
This Prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests, including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any combination or basket of such items. For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or a bankers’ acceptance rate, or to recognized market benchmark interest rates such as LIBOR.
The Prospectus is further amended by deleting the second sentence of the second paragraph on page I-4 of the Prospectus and substituting the following:
To the extent that any document or information incorporated by reference into this Prospectus is included in a report that is filed with or furnished to the SEC, such document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement. In addition, any report on Form 40-F and any other report filed with or furnished to the SEC by the Bank on Form 6-K shall be deemed to be incorporated by reference as an exhibit to the Registration Statement, if and to the extent that such report on Form 6-K expressly so provides.
Purchasers’ Statutory Rights
Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal adviser.

A-1

This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offense to claim otherwise.

New Issue	January 11, 2010
Short Form Base Shelf Prospectus
The Bank of Nova Scotia
US$12,000,000,000
Senior Debt Securities
Subordinated Debt Securities (subordinated indebtedness)
The Bank of Nova Scotia (the “Bank”) may from time to time offer and issue the following securities: (i) unsecured unsubordinated notes (the “Senior Debt Securities”) which would constitute deposit liabilities of the Bank for purposes of the Bank Act (Canada) (the “Bank Act”); and (ii) unsecured subordinated notes (the “Subordinated Debt Securities”) which would constitute subordinated indebtedness of the Bank for purposes of the Bank Act.
The Bank is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.
Prospective investors should be aware that the acquisition of the Debt Securities (as defined below) described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, Canada or the United States may not be described fully herein or in any applicable Prospectus Supplement.
The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Bank is a Canadian bank, that many of its officers and directors, and some of the underwriters or experts named in this Prospectus, may be residents of Canada and that all or a substantial portion of the assets of the Bank and such persons may be located outside the United States.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities regulator has approved or disapproved these Debt Securities, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The Senior Debt Securities and the Subordinated Debt Securities (collectively, the “Debt Securities”) offered hereby may be offered separately or together, in amounts, at prices and on terms to be set forth in an accompanying shelf prospectus supplement (a “Prospectus Supplement”). Information as to a particular offering that is omitted from this short form base shelf prospectus (this “Prospectus”) will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. The Bank may sell up to US$12,000,000,000 in aggregate initial offering price of the Debt Securities (or the U.S. dollar equivalent thereof if any of the Debt Securities are denominated in a currency or currency unit other than U.S. dollars) during the 25 month period that this Prospectus, including any amendments thereto, remains valid. The specific terms of the Debt Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and may include, where applicable, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, maturity, interest provisions, authorized denominations, offering price, any terms for redemption at the option of the Bank or the holder, any exchange or conversion terms and any other specific terms.
This Prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests, including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any combination or basket of such items. For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or a bankers’ acceptance rate, or to recognized market benchmark interest rates such as LIBOR.
The Debt Securities offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada (other than the Province of Ontario) and, unless otherwise provided in the Prospectus Supplement relating to a particular issue of Debt Securities, will not be offered or sold, directly or indirectly, in Canada or to any resident of Canada except in the Province of Ontario.
The Debt Securities may be sold through underwriters or dealers purchasing as principals, through agents designated by the Bank (such underwriters, dealers and agents are collectively referred to in this Prospectus as “Investment Dealers” and individually as an “Investment Dealer”) or by the Bank directly pursuant to applicable statutory exemptions, from time to time. See “Plan of Distribution.” Each Prospectus Supplement will identify each Investment Dealer engaged in connection with the offering and sale of those Debt Securities to which the Prospectus Supplement relates, and will also set forth the terms of the offering of such Debt Securities, including the net proceeds to the Bank and, to the extent applicable, any fees payable to the Investment Dealers. The offerings are subject to approval of certain legal matters by the Bank’s counsel.
The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, B3J 3B7 and its executive offices are located at Scotia Plaza, 44 King Street West, Toronto, Ontario, M5H 1H1.
Unless otherwise indicated, all dollar amounts appearing in this Prospectus are stated in Canadian dollars.

There is currently no market through which the Debt Securities offered hereunder may be sold and purchasers may not be able to resell such Debt Securities purchased under this Prospectus. This may affect the pricing of such Debt Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Debt Securities, and the extent of issuer regulation. See the “Risk Factors” sections of this Prospectus and the applicable Prospectus Supplement.
The Debt Securities will not constitute deposits that are insured under the Canada Deposit Insurance Corporation Act (Canada) or by the United States Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.

FORWARD-LOOKING STATEMENTS
     The Bank’s public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the SEC, or in other communications. All such statements are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank’s objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, United States and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “plan,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs, such as “will,” “should,” “would” and “could.”
     By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond the Bank’s control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to the Bank and its affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to the Bank’s credit ratings; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion in the Bank’s Annual MD&A (as defined below), which is incorporated by reference herein and which outlines in detail certain key factors that may affect the Bank’s future results.

     The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.
AVAILABLE INFORMATION
     In addition to the continuous disclosure obligations under the securities laws of the provinces and territories of Canada, the Bank is subject to the informational reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith files reports and other information with the SEC. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of the provincial and territorial securities regulatory authorities of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Bank is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Bank’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. The Bank’s reports and other information filed with or furnished to the SEC since November 2000 are available, and reports and other information filed or furnished in the future with or to the SEC will be available, from the SEC’s Electronic Document Gathering and Retrieval System (http://www.sec.gov), which is commonly known by the acronym “EDGAR,” as well as from commercial document retrieval services. Any document the Bank files with or furnishes to the SEC may be inspected and, by paying a fee, copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Prospective investors may call the SEC at 1-800-SEC-0330 for further information regarding the public reference facilities. The Bank’s common shares are listed on the New York Stock Exchange and reports and other information concerning the Bank may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.
     The Bank has filed with the SEC, under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), a registration statement on Form F-9 with respect to the Debt Securities and of which this Prospectus forms a part. This Prospectus does not contain all of the information that is set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance, reference is made to an exhibit, if applicable, for a more complete description of the matter, each such statement being qualified in its entirety by such reference. For further information with respect to the Bank and the Debt Securities, reference is made to the registration statement and the exhibits thereto, which will be publicly available as described in the preceding paragraph.
DOCUMENTS INCORPORATED BY REFERENCE
     The following documents have been filed with the Ontario Securities Commission and filed with or furnished to the SEC and are specifically incorporated by reference into, and form an integral part of, this Prospectus:
(a)	the Bank’s annual information form (the “Annual Information Form”) dated December 8, 2009, for the year ended October 31, 2009;

(b)	the Bank’s management proxy circular attached to the Notice of Meeting dated January 12, 2009, prepared in connection with the Bank’s annual meeting of shareholders held on March 3, 2009;

(c)	the Bank’s consolidated financial statements for the years ended October 31, 2009 and 2008, together with the auditors’ report thereon; and

(d)	the Bank’s management’s discussion and analysis of financial condition and results of operations for the year ended October 31, 2009 (the “Annual MD&A”).
     Any documents of the type referred to in the preceding paragraph (excluding confidential material change reports) and any unaudited interim financial statements for the three, six or nine month financial periods filed by the Bank with the Ontario Securities Commission after the date of this Prospectus and prior to the completion or withdrawal of any offering hereunder, shall be deemed to be incorporated by reference in this Prospectus. In addition, any documents filed on Form 40-F or furnished on Form 6-K by the Bank with the SEC, after the date of this Prospectus and prior to the completion or withdrawal of any offering hereunder, shall be deemed to be incorporated by reference in this Prospectus and the registration statement of which this Prospectus forms a part.
     Any statement contained in a document incorporated or deemed to be incorporated by reference herein or contemplated in this Prospectus will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.
     A Prospectus Supplement containing the specific terms of an offering of Debt Securities will be delivered to purchasers of such Debt Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement solely for the purposes of the offering of the Debt Securities covered by that Prospectus Supplement unless otherwise expressly provided therein.
     Upon a new management proxy circular, annual information form or new annual financial statements, together with the auditors’ report thereon and management’s discussion and analysis contained therein, being filed by the Bank with the Ontario Securities Commission during the currency of this Prospectus, the previous annual information form, management proxy circular, or annual financial statements, as applicable and all interim financial statements, material change reports, and information circulars, as applicable filed prior to the commencement of the Bank’s financial year in which the new management proxy circular, annual information form or annual financial statements are filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Debt Securities hereunder.

     Copies of the documents incorporated by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such document) may be obtained on request without charge, by writing to or telephoning the Bank at the following address:
The Bank of Nova Scotia
Scotia Plaza
44 King Street West
Toronto, Ontario
Canada M5H 1H1
Attention: Secretary
Telephone: (416) 866-3672
PRESENTATION OF FINANCIAL INFORMATION
     The Bank prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”), which differ in certain respects from U.S. GAAP. For a discussion of significant differences between Canadian and U.S. GAAP and a reconciliation of the consolidated balance sheet and statement of income, you should read the section titled “Note 29: Reconciliation of Canadian and United States Generally Accepted Accounting Principles (GAAP)” in the Bank’s Annual MD&A on Form 40-F for the fiscal year ended October 31, 2009.
     Additionally, the Bank publishes its consolidated financial statements in Canadian dollars. In this Prospectus and any applicable Prospectus Supplement, currency amounts are stated in Canadian dollars, unless specified otherwise. References to “$,” “Cdn$” and “dollars” are to Canadian dollars, and references to “US$” are to U.S. dollars.
BUSINESS OF THE BANK
     The Bank is a Canadian chartered bank under the Bank Act. The Bank Act is the charter of the Bank and governs its operations.
     The Bank is one of North America’s premier financial institutions and Canada’s most international bank. Through its team of close to 68,000 employees, the Bank and its affiliates offer a broad range of products and services, including retail, commercial, corporate and investment banking to almost 14.6 million customers in some 50 countries around the world.
     A list of the principal subsidiaries directly or indirectly owned or controlled by the Bank as at October 31, 2009 is incorporated by reference from the Bank’s Annual Information Form dated December 8, 2009.
EARNINGS COVERAGE
     The following earnings coverage ratios reflect the repurchase by the Bank, on December 15, 2009, of its floating rate subordinated debentures due August 2085 in an aggregate principal amount of US$10.05 million, but do not reflect the issuance of any Debt Securities under this Prospectus.
     The Bank’s interest requirements for subordinated debentures, capital instrument liabilities and those instruments that were reclassified as deposits from capital instrument liabilities in accordance with the pronouncements issued by the Canadian Institute of Chartered Accountants amounted to $603 million for the 12 months ended October 31, 2009. The Bank’s earnings before interest and income tax for the 12 months ended October 31, 2009 were $5,246 million, which was 8.7 times the Bank’s aggregate interest requirements for this period.
     All amounts appearing under this heading, “Earnings Coverage,” are derived from the Bank’s consolidated financial statements which have been audited and which are incorporated herein by reference.
DESCRIPTION OF THE DEBT SECURITIES
     References to “the Bank,” “us,” “we” or “our” in this section mean The Bank of Nova Scotia, and do not include the subsidiaries of The Bank of Nova Scotia. Also, in this section, references to “holders” mean those who own Debt Securities registered in their own names, on the books that we or the applicable trustees maintain for this purpose, and not those who own beneficial interests in Debt Securities registered in street name or in Debt Securities issued in book-entry form through one or more depositaries. When we refer to “you” in this Prospectus, we mean all purchasers of the Debt Securities being offered by this Prospectus, whether they are the holders or only indirect owners of those Debt Securities. Owners of beneficial interests in the Debt Securities should read the section below entitled “Legal Ownership and Book-Entry Issuance.”
     The following description sets forth certain general terms and provisions of the Debt Securities. We will provide particular terms and provisions of a series of Debt Securities and a description of how the general terms and provisions described below may apply to that series in a Prospectus Supplement. Prospective investors should rely on information in the applicable Prospectus Supplement if it is different from the following information.
Securities May Be Senior or Subordinated
     We may issue Debt Securities which may be senior or subordinated in right of payment. Neither the Senior Debt Securities nor the Subordinated Debt Securities will be secured by any of our property or assets or the property or assets of our subsidiaries. Thus, by owning a Debt Security, you are one of our unsecured creditors.
     The Senior Debt Securities will be issued under our senior debt indenture described below and will be unsubordinated obligations that rank equally with all of our other unsecured and unsubordinated debt, including deposit liabilities, other than certain governmental claims in accordance with applicable law.
     The Subordinated Debt Securities will be issued under our subordinated debt indenture described below and will be subordinate in right of payment to all of our “senior indebtedness,” as defined in the subordinated debt indenture. Neither indenture limits our ability to incur additional indebtedness.
     In the event we become insolvent, our governing legislation provides that priorities among payments of our deposit liabilities (including payments in respect of the Senior Debt Securities) and payments of all of our other liabilities (including payments in respect of the Subordinated Debt Securities) are to be determined in accordance with the laws governing priorities and, where applicable, by the terms of the indebtedness and liabilities. In addition, our right to participate in any distribution of the assets of our banking or non-banking subsidiaries, upon a subsidiary’s dissolution, winding-up, liquidation or reorganization or otherwise, and thus your ability to benefit indirectly from such distribution, is subject to the prior claims of creditors of that subsidiary, except to the extent that we may be a creditor of that subsidiary and our claims are recognized. There are legal limitations on the extent to which some of our subsidiaries may extend credit, pay dividends or otherwise supply funds to, or engage in transactions with, us or some of our other subsidiaries.

Accordingly, the Debt Securities will be structurally subordinated to all existing and future liabilities of our subsidiaries, and holders of Debt Securities should look only to our assets for payments on the Debt Securities.
     Neither the Senior Debt Securities nor the Subordinated Debt Securities will constitute deposits insured under the Canada Deposit Insurance Corporation Act (Canada) or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States governmental agency or instrumentality.
     When we refer to “Debt Securities” or “Debt Security” in this section, we mean both the Senior Debt Securities and the Subordinated Debt Securities.
The Senior and Subordinated Debt Indentures
     The Senior Debt Securities and the Subordinated Debt Securities are each governed by an indenture — the senior debt indenture, in the case of the Senior Debt Securities, and the subordinated debt indenture, in the case of the Subordinated Debt Securities. When we refer to the “indentures,” we mean both the senior debt indenture and the subordinated debt indenture, and when we refer to the “indenture,” we mean either the senior debt indenture or the subordinated debt indenture, as applicable. Each indenture is a contract between us, Computershare Trust Company, N.A., as U.S. trustee, and Computershare Trust Company of Canada, as Canadian trustee, which act as trustees. When we refer to the “trustees,” we mean both the U.S. trustee and the Canadian trustee, and when we refer to the “trustee,” we mean either the U.S. trustee or the Canadian trustee, as applicable. The indentures are subject to and governed by the U.S. Trust Indenture Act of 1939, as amended, and applicable Canadian trust indenture legislation. The indentures are substantially identical, except for the provisions relating to:
•	the events of default, which are more limited in the subordinated debt indenture; and

•	subordination, which are included only in the subordinated debt indenture.
     Reference to the indenture or the trustees, with respect to any Debt Securities, means the indenture under which those Debt Securities are issued and the trustees under that indenture.
     The trustees have two main roles:
•	The trustees can enforce the rights of holders against us if we default on our obligations under the terms of the indenture or the Debt Securities. There are some limitations on the extent to which the trustees act on behalf of holders, described below under “— Events of Default — Remedies If an Event of Default Occurs.”

•	The trustees perform administrative duties for us, such as sending interest payments and notices to holders and transferring a holder’s Debt Securities to a new buyer if a holder sells.
     The indentures and their associated documents contain the full legal text of the matters described in this section. The indentures and the Debt Securities will be governed by New York law, except that the subordination provisions in the subordinated debt indenture and certain provisions relating to the status of the Senior Debt Securities under Canadian law in the senior debt indenture will be governed by the laws of the Province of Ontario and the laws of Canada applicable therein. A copy of each of the senior debt indenture and the subordinated debt indenture is an exhibit to the registration statement of which this Prospectus forms a part. See “Available Information” above for information on how to obtain a copy.

General
     We may issue as many distinct series of Debt Securities under either indenture as we wish. The provisions of the senior debt indenture and the subordinated debt indenture allow us not only to issue Debt Securities with terms different from those previously issued under the applicable indenture, but also to “re-open” a previous issue of a series of Debt Securities and issue additional Debt Securities of that series. We may issue Debt Securities in amounts that exceed the total amount specified on the cover of your applicable Prospectus Supplement at any time without your consent and without notifying you. In addition, we may issue additional Debt Securities of any series at any time without your consent and without notifying you. We may also issue other securities at any time without your consent and without notifying you. The indentures do not limit our ability to incur other indebtedness or to issue other securities, and we are not subject to financial or similar restrictions under the indentures.
     This section summarizes the material terms of the Debt Securities that are common to all series, subject to any modifications contained in an applicable Prospectus Supplement. Most of the specific terms of your series will be described in the applicable Prospectus Supplements accompanying this Prospectus. As you read this section, please remember that the specific terms of your Debt Security as described in the applicable Prospectus Supplements will supplement and, if applicable, may modify or replace the general terms described in this section. If there are any differences between the information in the applicable Prospectus Supplements and this Prospectus, the information in the most recent applicable Prospectus Supplement will control. Accordingly, the statements we make in this section may not apply to your Debt Securities. Because this section is a summary, it does not describe every aspect of the Debt Securities. This summary is subject to and qualified in its entirety by reference to all the provisions of the indentures and the applicable series of Debt Securities, including definitions of certain terms used in the indentures and the applicable series of Debt Securities. In this summary, we describe the meaning of only some of the more important terms. You must look to the indentures or the applicable series of Debt Securities for the most complete description of what we describe in summary form in this Prospectus.
     We may issue the Debt Securities as original issue discount securities, which will be offered and sold at a substantial discount below their stated principal amount. An applicable Prospectus Supplement relating to the original issue discount securities will describe U.S. federal income tax consequences and other special considerations applicable to them. An applicable Prospectus Supplement relating to specific Debt Securities will also describe any special considerations and any material tax considerations applicable to such Debt Securities.
     When we refer to a series of Debt Securities, we mean a series issued under the indenture pursuant to which the Debt Securities will be issued. Each series is a single distinct series under the indenture pursuant to which they will be issued and we may issue Debt Securities of each series in such amounts, at such times and on such terms as we wish. The Debt Securities of each series will differ from one another, and from any other series, in their terms, but all Debt Securities of a series together will constitute a single series for all purposes under the indenture pursuant to which they will be issued.
     We may issue Debt Securities up to an aggregate principal amount as we may authorize from time to time. The applicable Prospectus Supplements will describe the terms of any Debt Securities being offered, including:
•	the title of the series of Debt Securities;

•	whether it is a series of Senior Debt Securities or a series of Subordinated Debt Securities;

•	any limit on the aggregate principal amount of the series of Debt Securities;
•	the person to whom interest on a Debt Security is payable, if other than the holder on the regular record date;

•	the date or dates on which the series of Debt Securities will mature;

•	the rate or rates (which may be fixed or variable) per annum, at which the series of Debt Securities will bear interest, if any, and the date or dates from which that interest, if any, will accrue;

•	the dates on which such interest, if any, will be payable and the regular record dates for such interest payment dates;

•	the place or places where the principal of, premium, if any, and interest on the Debt Securities is payable;

•	any mandatory or optional sinking funds or similar provisions or provisions for redemption at our option or the option of the holder;

•	if applicable, the date after which, the price at which, the periods within which and the terms and conditions upon which the Debt Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed and other detailed terms and provisions of those optional or mandatory redemption provisions, if any;

•	if applicable, the terms and conditions upon which the Debt Securities may be repayable prior to final maturity at the option of the holder thereof (which option may be conditional);

•	the portion of the principal amount of the Debt Securities, if other than the entire principal amount thereof, payable upon acceleration of maturity thereof;

•	if the Debt Securities may be converted into or exercised or exchanged for other of our securities, the terms on which conversion, exercise or exchange may occur, including whether conversion, exercise or exchange is mandatory, at the option of the holder or at our option, the period during which conversion, exercise or exchange may occur, the initial conversion, exercise or exchange price or rate and the circumstances or manner in which the amount of our securities issuable upon conversion, exercise or exchange may be adjusted;

•	if other than denominations of US$2,000 and integral multiples of US$1,000 in excess thereof, the denominations in which the series of Debt Securities will be issuable;

•	the currency of payment of principal, premium, if any, and interest on the series of Debt Securities;

•	if the currency of payment for principal, premium, if any, and interest on the series of Debt Securities is subject to our election or that of a holder, the currency or currencies in which payment can be made and the period within which, and the terms and conditions upon which, the election can be made;

•	the applicability of the provisions described under “— Defeasance” below;

•	any event of default under the series of Debt Securities if different from those described under “— Events of Default” below;

•	if the series of Debt Securities will be issuable only in the form of a global Debt Security, the depositary or its nominee with respect to the series of Debt Securities and the circumstances under which the global Debt Security may be registered for transfer or exchange in the name of a person other than the depositary or the nominee; and

•	any other special feature of the series of Debt Securities.
Market-Making Transactions
     One or more of our subsidiaries may purchase and resell Debt Securities in market-making transactions after their initial issuance. We may also, subject to applicable law and any required regulatory approval, purchase Debt Securities in the open market or in private transactions to be held by us or cancelled.
Covenants
     Except as described in this sub-section or as otherwise provided in an applicable Prospectus Supplement with respect to any series of Debt Securities, we are not restricted by the indentures from incurring, assuming or becoming liable for any type of debt or other obligations, from paying dividends or making distributions on our capital stock or purchasing or redeeming our capital stock. The indentures do not require the maintenance of any financial ratios or specified levels of net worth or liquidity, nor do they contain any covenants or other provisions that would limit our or our subsidiaries’ right to incur additional indebtedness, enter into any sale and leaseback transaction or grant liens on our or our subsidiaries’ assets. The indentures do not contain any provisions that would require us to repurchase or redeem or otherwise modify the terms of any of the Debt Securities upon a change in control or other events that may adversely affect the creditworthiness of the Debt Securities, for example, a highly leveraged transaction, except as otherwise specified in this Prospectus or any applicable Prospectus Supplement.
Mergers and Similar Events
     Each of the indentures provide that we are permitted to merge, amalgamate, consolidate or otherwise combine with another entity, or to sell or lease substantially all of our assets to another entity, as long as the following conditions are met:
•	When we merge, amalgamate, consolidate or otherwise are combined with another entity, or sell or lease substantially all of our assets, the surviving, resulting or acquiring entity is a duly organized entity and is legally responsible for and assumes, either by agreement, operation of law or otherwise, our obligations under such indenture and the Debt Securities issued thereunder.

•	The merger, amalgamation, consolidation, other combination, or sale or lease of assets, must not result in an event of default under such indenture. A default for this purpose would include any event that would be an event of default if the requirements for giving us default notice or our default having to exist for a specified period of time were disregarded.
     If the conditions described above are satisfied, we will not need to obtain the consent of the holders of the Debt Securities in order to merge, amalgamate, consolidate or otherwise combine with another entity or to sell or lease substantially all of our assets.
     We will not need to satisfy the conditions described above if we enter into other types of transactions,

including:
•	any transaction in which we acquire the stock or assets of another entity but in which we do not merge, amalgamate, consolidate or otherwise combine;

•	any transaction that involves a change of control but in which we do not merge, amalgamate, consolidate or otherwise combine; and

•	any transaction in which we sell less than substantially all of our assets.
     It is possible that this type of transaction may result in a reduction in our credit rating, may reduce our operating results or may impair our financial condition. Holders of Debt Securities, however, will have no approval right with respect to any transaction of this type.
Modification and Waiver of the Debt Securities
     There are four types of changes we can make to the indenture and the Debt Securities issued under that indenture.
     Changes Requiring Consent of All Holders. First, there are changes that cannot be made to the indenture or the Debt Securities without the consent of each holder of a series of Debt Securities affected in any material respect by the change under a particular indenture. Following is a list of those types of changes:
•	change the stated maturity of the principal or reduce the interest on a Debt Security;

•	reduce any amounts due on a Debt Security;

•	reduce the amount of principal payable upon acceleration of the maturity of a Debt Security (including the amount payable on an original issue discount security) following a default;

•	change the currency of payment on a Debt Security;

•	change the place of payment for a Debt Security;

•	impair a holder’s right to sue for payment;

•	impair a holder’s right to require repurchase on the original terms of those Debt Securities that provide a right of repurchase;

•	reduce the percentage of holders of Debt Securities whose consent is needed to modify or amend the indenture;

•	reduce the percentage of holders of Debt Securities whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults; or

•	modify any other aspect of the provisions dealing with modification and waiver of the indenture.
     Changes Requiring a Majority Consent. The second type of change to the indenture and the Debt Securities is the kind that requires the consent of holders of Debt Securities owning not less than a majority of the principal amount of the particular series affected. Most changes fall into this category, except for clarifying changes and certain other changes that would not adversely affect in any material respect holders of the Debt Securities. We may also obtain a waiver of a past default from the holders of Debt Securities owning a majority of the principal amount of the particular series affected. However, we cannot obtain a waiver of a payment default or any other aspect of the indenture or the Debt Securities listed in the first category described above under “— Changes Requiring Consent of All Holders” unless we obtain the individual consent of each holder to the waiver.
     Changes Not Requiring Consent. The third type of change to the indenture and the Debt Securities does not require the consent by holders of Debt Securities. This type is limited to the issuance of new series of Debt Securities under the indenture, clarifications and certain other changes that would not adversely affect in any material respect the interests of the holders of the Debt Securities of any series.
     We may also make changes or obtain waivers that do not adversely affect in any material respect a particular Debt Security, even if they affect other Debt Securities. In those cases, we do not need to obtain the consent of the holder of the unaffected Debt Security; we need only obtain any required approvals from the holders of the affected Debt Securities.
     Modification of Subordination Provisions. The fourth type of change to the indenture and the Debt Securities is the kind that requires the consent of the holders of a majority of the principal amount of all affected series of Subordinated Debt Securities, voting together as one class. We may not modify the subordination provisions of the subordinated debt indenture in a manner that would adversely affect in any material respect the outstanding Subordinated Debt Securities of any one or more series without the consent of the holders of a majority of the principal amount of all affected series of Subordinated Debt Securities, voting together as one class.
     Further Details Concerning Voting. When seeking consent, we will use the following rules to decide how much principal amount to attribute to a Debt Security:
•	For original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of the Debt Securities were accelerated to that date because of a default.

•	For Debt Securities whose principal amount is not known, we will use a special rule for that Debt Security described in the applicable Prospectus Supplement.

•	For Debt Securities denominated in one or more non-U.S. currencies or currency units, we will use the U.S. dollar equivalent.
     Debt Securities will not be considered outstanding, and therefore not eligible to vote or take other action under the applicable indenture, if we have given a notice of redemption and deposited or set aside in trust for the holders money for the payment or redemption of those Debt Securities. Debt Securities will also not be considered outstanding, and therefore not eligible to vote or take other action under the applicable indenture, if they have been fully defeased as described below under “— Defeasance — Full Defeasance” or if we or one of our affiliates is the beneficial owner of the Debt Securities.
     We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding Debt Securities that are entitled to vote or take other action under the applicable indenture. In certain limited circumstances, the trustees will be entitled to set a record date for action by holders. If the trustees or we set a record date for a vote or other action to be taken by holders of a particular series, that vote or action may be taken only by persons who are holders of outstanding Debt Securities of that series on the record date. We or the trustees, as applicable, may shorten or lengthen this period from time to time. This period, however, may not extend beyond the 180th day after the record date for the action.
     Book-entry and other indirect holders should consult their banks, brokers or other financial institutions for information on how approval may be granted or denied if we seek to change the indenture or the Debt Securities or request a waiver.
Special Provisions Related to the Subordinated Debt Securities
     The Subordinated Debt Securities issued under the subordinated debt indenture will be our direct unsecured obligations constituting subordinated indebtedness for the purpose of the Bank Act and will therefore rank subordinate to our deposits. Holders of Subordinated Debt Securities should recognize that contractual provisions in the subordinated debt indenture may prohibit us from making payments on these Debt Securities.
     If we become insolvent or are wound-up, the Subordinated Debt Securities issued and outstanding under the subordinated debt indenture will rank equally with, but not prior to, all other subordinated indebtedness and subordinate in right of payment to the prior payment in full of all other indebtedness of the Bank then outstanding, other than liabilities which, by their terms, rank in right of payment equally with or subordinate to the subordinated indebtedness, and in accordance with the terms of such liabilities or such other indebtedness under certain circumstances.
     For these purposes, “indebtedness” at any time means:
1.	the deposit liabilities of the Bank at such time; and

2.	all other liabilities and obligations of the Bank which in accordance with the accounting rules established for Canadian chartered banks issued under the authority of the Superintendent of Financial Institutions (Canada) or with generally accepted accounting principles (the primary source of which is the Handbook of the Canadian Institute of Chartered Accountants), as the case may be, would be included in determining the total liabilities of the Bank, other than liabilities for paid-up capital, contributed surplus, retained earnings and general reserves of the Bank.
“Subordinated indebtedness” at any time means:
1.	the liability of the Bank in respect of the principal of and premium, if any, and interest on its outstanding subordinated indebtedness outlined above;

2.	any indebtedness which ranks equally with and not prior to the outstanding subordinated indebtedness, in right of payment in the event of the insolvency or winding-up of the Bank and which, pursuant to the terms of the instrument evidencing or creating the same, is expressed to be subordinate in right of payment to all indebtedness to which the outstanding subordinated indebtedness is subordinate in right of payment to at least the same extent as the outstanding subordinated indebtedness is subordinated thereto pursuant to the terms of the instrument evidencing or creating the same;

3.	any indebtedness which ranks subordinate to and not equally with or prior to the outstanding subordinated indebtedness, in right of payment in the event of the insolvency or winding-up of the Bank and which, pursuant to the terms of the instrument evidencing or creating the same, is expressed to be subordinate in right of payment to all indebtedness to which the outstanding subordinated indebtedness is subordinate in right of payment to at least the same extent as the outstanding subordinated indebtedness is subordinate pursuant to the terms of the instrument evidencing or creating the same; and

4.	the Subordinated Debt Securities, which will rank equally to the Bank’s outstanding subordinated indebtedness.
     The subordination provisions of the subordinated debt indenture are governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.
Conversion or Exchange of Debt Securities
     If and to the extent mentioned in the applicable Prospectus Supplements, any Debt Securities may be optionally or mandatorily convertible or exchangeable for other securities of the Bank, into the cash value therefor or into any combination of the above. The specific terms on which any Debt Securities may be so converted or exchanged will be described in the applicable Prospectus Supplements. These terms may include provisions for conversion or exchange, either mandatory, at the holder’s option or at our option, in which case the amount or number of securities the holders of the Debt Securities would receive would be calculated at the time and manner described in the applicable Prospectus Supplements.
Defeasance
     The following discussion of full defeasance and covenant defeasance will be applicable to each series of Debt Securities that is denominated in U.S. dollars and has a fixed rate of interest and will apply to other series of Debt Securities if we so specify in the applicable Prospectus Supplements.
     Full Defeasance. If there is a change in U.S. federal income tax law, as described below, we can legally release ourselves from any payment or other obligations on the Debt Securities of a series, called full defeasance, if we put in place the following other arrangements for holders to be repaid:
•	We must deposit in trust for the benefit of all holders of the Debt Securities of that series a combination of money and notes or bonds of (i) the U.S. government or (ii) a U.S. government agency or U.S. government-sponsored entity, the obligations of which, in each case, are backed by the full faith and credit of the U.S. government, that will generate enough cash to make interest, principal and any other payments on the Debt Securities of that series on their various due dates.

•	There must be a change in current U.S. federal income tax law or a ruling by the United States Internal Revenue Service that lets us make the above deposit without causing the holders to be taxed on the Debt Securities of that series any differently than if we did not make the deposit and just repaid the Debt Securities of that series ourselves. (Under current U.S. federal income tax law, the deposit and our legal release from the obligations pursuant to the Debt Securities would be treated as though we took back your Debt Securities and gave you your share of the cash and notes or bonds deposited in trust. In that event, you could recognize gain or loss on the Debt Securities you give back to us.)

•	We must deliver to the trustees a legal opinion of our counsel confirming the tax-law change described above and that the holders of the Debt Securities of that series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would be the case if such deposit, defeasance and discharge had not occurred.

     In the case of the Subordinated Debt Securities, the following requirement must also be met:
•	No event or condition may exist that, under the provisions described under “— Special Provisions Related to the Subordinated Debt Securities” above, would prevent us from making payments of principal, premium or interest on those Subordinated Debt Securities on the date of the deposit referred to above or during the 90 days after that date.
     If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment on the Debt Securities. You could not look to us for repayment in the event of any shortfall.
     Covenant Defeasance. Even without a change in current U.S. federal income tax law, we can make the same type of deposit as described above, and we will be released from the restrictive covenants under the Debt Securities of a series that may be described in the applicable Prospectus Supplements. This is called covenant defeasance. In that event, you would lose the protection of these covenants but would gain the protection of having money and U.S. government, U.S. government agency or U.S. government-sponsored entity notes or bonds set aside in trust to repay the Debt Securities. In order to achieve covenant defeasance, we must do the following:
•	Deposit in trust for the benefit of all holders of the Debt Securities of that series a combination of money and notes or bonds of (i) the U.S. government or (ii) a U.S. government agency or U.S. government-sponsored entity, the obligations of which, in each case, are backed by the full faith and credit of the U.S. government, that will generate enough cash to make interest, principal and any other payments on the Debt Securities of that series on their various due dates.

•	Deliver to the trustees a legal opinion of our counsel confirming that the holders of the Debt Securities of that series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and covenant defeasance and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would be the case if such deposit and covenant defeasance had not occurred.
     If we accomplish covenant defeasance, certain provisions of the indentures and the Debt Securities would no longer apply:
•	Covenants applicable to the series of Debt Securities and described in the applicable Prospectus Supplements.

•	Any events of default relating to breach of those covenants.
     If we accomplish covenant defeasance, you can still look to us for repayment of the Debt Securities if there were a shortfall in the trust deposit. In fact, if one of the remaining events of default occurs (such as a bankruptcy) and the Debt Securities become immediately due and payable, there may be such a shortfall.
Events of Default
     You will have special rights if an “event of default” occurs and is not cured, as described later in this subsection.

What is an Event of Default?
     Under the senior debt indenture, the term “event of default” means in respect of any series of Debt Securities any of the following:
•	We do not pay the principal of or any premium on a Debt Security of that series within five days of its due date.

•	We do not pay interest on a Debt Security of that series for more than 30 days after its due date.

•	We file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur.

•	Any other event of default described in an applicable Prospectus Supplement occurs.
     Under the subordinated debt indenture, the term “event of default” in respect of any series of Debt Securities means any of the following:
•	We file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur.

•	Any other event of default described in an applicable Prospectus Supplement occurs.
     Remedies If an Event of Default Occurs. If an event of default occurs, the trustees will have special duties. In that situation, the trustees will be obligated to use those of their rights and powers under the applicable indenture, and to use the same degree of care and skill in doing so, that a prudent person would use in that situation in conducting his or her own affairs. If an event of default has occurred and has not been cured, the trustees or the holders of at least 25% in principal amount of the Debt Securities of the affected series may declare the entire principal amount of (or, in the case of original issue discount securities, the portion of the principal amount that is specified in the terms of the affected Debt Security) and interest on all of the Debt Securities of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. The declaration of acceleration of maturity is not, however, an automatic right upon the occurrence of an event of default, and for such acceleration to be effective, the trustees must take the aforementioned action or the holders must direct the trustees to act as described in this section below. Furthermore, a declaration of acceleration of maturity may be cancelled, but only before a judgment or decree based on the acceleration has been obtained, by the holders of at least a majority in principal amount of the Debt Securities of the affected series. If you are the holder of a Subordinated Debt Security, the principal amount of the Subordinated Debt Security will not be paid and may not be required to be paid at any time prior to the relevant maturity date, except in the event of our insolvency or winding-up. If any provisions of applicable Canadian banking law prohibit the payment of any amounts due under the Debt Securities before a specified time, then the Bank’s ability to make such payment could be adversely affected.
     You should read carefully the applicable Prospectus Supplements relating to any series of Debt Securities which are original issue discount securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of original issue discount securities upon the occurrence of an event of default and its continuation.
     Except in cases of default in which the trustees have the special duties described above, the trustees are not required to take any action under the indenture at the request of any holders unless the holders offer the trustees reasonable protection from expenses and liability called an indemnity reasonably satisfactory to the trustees. If such an indemnity is provided, the holders of a majority in principal amount of the outstanding

Debt Securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustees. These majority holders may also direct the trustees in performing any other action under the applicable indenture with respect to the Debt Securities of that series.
     Before you bypass the trustees and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the Debt Securities the following must occur:
•	the holder of the Debt Security must give the trustees written notice that an event of default has occurred and remains uncured;

•	the holders of not less than 25% in principal amount of all outstanding Debt Securities of the relevant series must make a written request that the trustees take action because of such event of default;

•	such holder or holders must offer reasonable indemnity to the trustees against the cost and other liabilities of taking that action;

•	the trustees must have not taken action for 90 days after receipt of the above notice and offer of indemnity; and

•	the trustees have not received any direction from a majority in principal amount of all outstanding Debt Securities that is inconsistent with such written request during such 90-day period.
     However, you are entitled at any time to bring a lawsuit for the payment of money due on your Debt Security on or after its due date.
     BOOK-ENTRY AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS, BROKERS OR OTHER FINANCIAL INSTITUTIONS FOR INFORMATION ON HOW TO GIVE NOTICE OR DIRECTION TO OR MAKE A REQUEST OF THE TRUSTEES AND TO MAKE OR CANCEL A DECLARATION OF ACCELERATION.
     We will give to the trustees every year a written statement of certain of our officers certifying that to their knowledge we are in compliance with the applicable indenture and the Debt Securities issued under it, or else specifying any default.
Form, Exchange and Transfer
     Unless we specify otherwise in an applicable Prospectus Supplement, the Debt Securities will be issued:
•	only in fully-registered form;

•	without interest coupons; and

•	in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof.
     If a Debt Security is issued as a registered global Debt Security, only the depositary — such as DTC, Euroclear and Clearstream, each as defined below under “Legal Ownership and Book-Entry Issuance” — will be entitled to transfer and exchange the Debt Security as described in this subsection because the depositary will be the sole registered holder of the Debt Security and is referred to below as the “holder.”

Those who own beneficial interests in a global Debt Security do so through participants in the depositary’s securities clearance system, and the rights of these indirect owners will be governed by the applicable procedures of the depositary and its participants. We describe book-entry procedures below under “Legal Ownership and Book-Entry Issuance.”
     Holders of Debt Securities issued in fully-registered form may have their Debt Securities broken into more Debt Securities of smaller denominations of not less than US$2,000, or combined into fewer Debt Securities of larger denominations, as long as the total principal amount is not changed. This is called an exchange.
     Holders may exchange or register the transfer of Debt Securities at the office of the applicable trustee. Debt Securities may be transferred by endorsement. Holders may also replace lost, stolen or mutilated Debt Securities at that office. The trustees act as our agents for registering Debt Securities in the names of holders and registering the transfer of Debt Securities. We may change this appointment to another entity or perform it ourselves. The entity performing the role of maintaining the list of registered holders is called the security registrar. It will also record transfers. The applicable trustee may require an indemnity before replacing any Debt Securities.
     Holders will not be required to pay a service charge to register the transfer or exchange of Debt Securities, but holders may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The registration of a transfer or exchange will only be made if the security registrar is satisfied with your proof of ownership.
     If we designate additional agents, they will be named in the applicable Prospectus Supplements. We may cancel the designation of any particular agent. We may also approve a change in the office through which any agent acts.
     If the Debt Securities are redeemable and we redeem less than all of the Debt Securities of a particular series, we may block the registration of transfer or exchange of Debt Securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders entitled to receive the mailing. We may also refuse to register transfers or exchanges of Debt Securities selected for redemption, except that we will continue to permit registration of transfers and exchanges of the unredeemed portion of any Debt Security being partially redeemed.
The Trustees
     Computershare Trust Company, N.A. and Computershare Trust Company of Canada serve as the trustees for our Senior Debt Securities. Computershare Trust Company, N.A. and Computershare Trust Company of Canada also serve as the trustees for the Subordinated Debt Securities.
     The trustees make no representation or warranty, whether express or implied, with respect to the Bank or the Debt Securities and other matters described in this Prospectus. The trustees have not prepared or reviewed any of the information included in this Prospectus, except the trustees have consented to the use of their names. Such approval does not constitute a representation or approval by the trustees of the accuracy or sufficiency of any information contained in this Prospectus.
Payment and Paying Agents
     We will pay interest to the person listed in the trustees’ records at the close of business on a particular day in advance of each due date for interest, even if that person no longer owns the Debt Security on the interest due date. That particular day, usually about two weeks in advance of the interest due date, is called the regular record date and will be stated in an applicable Prospectus Supplement. Holders buying and selling Debt Securities must work out between them how to compensate for the fact that we will pay all the interest for an interest period to the one who is the registered holder on the regular record date. The most common manner is to adjust the sale price of the Debt Securities to prorate interest fairly between buyer and seller. This prorated interest amount is called accrued interest.
     We will pay interest, principal and any other money due on the Debt Securities at the corporate trust office of Computershare Trust Company, N.A. or such other office as may be agreed upon. Holders must make arrangements to have their payments picked up at or wired from that office or such other office as may be agreed upon. We may also choose to pay interest by mailing checks.
     BOOK-ENTRY AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS, BROKERS OR OTHER FINANCIAL INSTITUTIONS FOR INFORMATION ON HOW THEY WILL RECEIVE PAYMENTS.
     We may also arrange for additional payment offices and may cancel or change these offices, including our use of the trustees’ corporate trust offices. These offices are called paying agents. We may also choose to act as our own paying agent or choose one of our subsidiaries to do so. We must notify holders of changes in the paying agents for any particular series of Debt Securities.
Notices
     We and the trustees will send notices regarding the Debt Securities only to registered holders, using their addresses as listed in the trustees’ records. With respect to who is a registered “holder” for this purpose, see “Legal Ownership and Book-Entry Issuance.”
     Regardless of who acts as paying agent, all money paid by us to a paying agent that remains unclaimed at the end of two years after the amount is due to holders will be repaid to us. After that two-year period, holders may look to us for payment and not to the trustees or any other paying agent.
LEGAL OWNERSHIP AND BOOK-ENTRY ISSUANCE
     In this section, we describe special considerations that will apply to registered Debt Securities issued in global i.e., book-entry, form. First we describe the difference between registered ownership and indirect ownership of registered Debt Securities. Then we describe special provisions that apply to global Debt Securities.
Who is the Legal Owner of a Registered Security?
     Each Debt Security will be represented either by a certificate issued in definitive form to a particular investor or by one or more global Debt Securities representing Debt Securities. We refer to those who have Debt Securities registered in their own names, on the books that we or the trustees maintain for this purpose, as the “registered holders” of those Debt Securities. Subject to limited exceptions, we and the trustees are entitled to treat the registered holder of a Debt Security as the person exclusively entitled to vote, to receive notices, to receive any interest or other payment in respect of the Debt Security and to exercise all the rights and power as an owner of the Debt Security. We refer to those who own beneficial interests in Debt Securities that are not registered in their own names as indirect owners of those Debt Securities. As we discuss below, indirect owners are not registered holders, and investors in Debt Securities issued in book-entry form or in street name will be indirect owners.

     Book-Entry Owners. Unless otherwise noted in an applicable Prospectus Supplement, we will issue each Debt Security in book-entry form only. This means Debt Securities will be represented by one or more global Debt Securities registered in the name of a financial institution that holds them as depositary on behalf of other financial institutions that participate in the depositary’s book-entry system. These participating institutions, in turn, hold beneficial interests in the Debt Securities on behalf of themselves or their customers.
     Under each indenture (and the Bank Act in the case of subordinated indebtedness), subject to limited exceptions and applicable law, only the person in whose name a Debt Security is registered is recognized as the holder of that Debt Security. Consequently, for Debt Securities issued in global form, we will recognize only the depositary as the holder of the Debt Securities and we will make all payments on the Debt Securities, including deliveries of any property other than cash, to the depositary. The depositary passes along the payments it receives to its participants, which in turn pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the Debt Securities.
     As a result, investors will not own Debt Securities directly. Instead, they will own beneficial interests in a global Debt Security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system or holds an interest through a participant. As long as the Debt Securities are issued in global form, investors will be indirect owners, and not registered holders, of the Debt Securities.
     Street Name Owners. We may issue Debt Securities initially in non-global form or we may terminate an existing global Debt Security, as described below under “ — Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated.” In these cases, investors may choose to hold their Debt Securities in their own names or in street name. Debt Securities held by an investor in street name would be registered in the name of a bank, broker or other financial institution that the investor chooses, and the investor would hold only a beneficial interest in those Debt Securities through an account he or she maintains at that institution.
     For Debt Securities held in street name, we will, subject to limited exceptions and applicable law, recognize only the intermediary banks, brokers and other financial institutions in whose names the Debt Securities are registered as the holders of those Debt Securities, and we will make all payments on those Debt Securities, including deliveries of any property other than cash, to them. These institutions pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold Debt Securities in street name will be indirect owners, not registered holders, of those Debt Securities.
     Registered Holders. Subject to limited exceptions, our obligations, as well as the obligations of the trustees under any indenture and the obligations, if any, of any other third parties employed by us, run only to the registered holders of the Debt Securities. We do not have obligations to investors who hold beneficial interests in global Debt Securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect owner of a Debt Security or has no choice because we are issuing the Debt Securities only in global form.
     For example, once we make a payment or give a notice to the registered holder, we have no further responsibility for that payment or notice even if that holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect owners but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose — for example, to amend the indenture for a series of Debt Securities or to relieve us of the consequences of a default or of our obligation to comply with a particular provision of an indenture — we would seek the approval only from the registered holders, and not the indirect owners, of the relevant Debt Securities. Whether and how the registered holders contact the indirect owners is up to the registered holders.
     When we refer to “you” in this Prospectus, we mean all purchasers of the Debt Securities being offered by this Prospectus and the applicable Prospectus Supplements, whether they are the registered holders or only indirect owners of those Debt Securities. When we refer to “your Debt Securities” in this Prospectus, we mean the Debt Securities in which you will hold a direct or indirect interest.
     Special Considerations for Indirect Owners. If you hold Debt Securities through a bank, broker or other financial institution, either in book-entry form or in street name, you should check with your own institution to find out:
•	how it handles securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle a request for the holders’ consent, if ever required;

•	how it would exercise rights under the Debt Securities if there were a default or other event triggering the need for holders to act to protect their interests; and

•	if the Debt Securities are in book-entry form, how the depositary’s rules and procedures will affect these matters.
What is a Global Security?
     Unless otherwise noted in the applicable Prospectus Supplement, we will issue each Debt Security in book-entry form only. Each Debt Security issued in book-entry form will be represented by a global Debt Security that we deposit with and register in the name of one or more financial institutions or clearing systems, or their nominees, which we select. A financial institution or clearing system that we select for any Debt Security for this purpose is called the “depositary” for that Debt Security. A Debt Security will usually have only one depositary but it may have more. Each series of Debt Securities will have one or more of the following as the depositaries:
•	The Depository Trust Company, New York, New York, which is known as “DTC”;

•	Euroclear Bank S.A./N.V., as operator of the Euroclear System, which is known as “Euroclear”;

•	Clearstream Banking, société anonyme, which is known as “Clearstream”; or

•	any other clearing system or financial institution named in the applicable Prospectus Supplements.
     The depositaries named above may also be participants in one another’s systems. Thus, for example, if DTC is the depositary for a global Debt Security, investors may hold beneficial interests in that Debt Security through Euroclear or Clearstream, as DTC participants. The depositary or depositaries for your

Debt Securities will be named in the applicable Prospectus Supplements; if none is named, the depositary will be DTC.
     A global Debt Security may represent one or any other number of individual Debt Securities. Generally, all Debt Securities represented by the same global Debt Security will have the same terms. We may, however, issue a global Debt Security that represents multiple Debt Securities of the same kind, such as debt securities that have different terms and are issued at different times. We call this kind of global Debt Security a master global Debt Security. The applicable Prospectus Supplements will not indicate whether your Debt Securities are represented by a master global Debt Security.
     A global Debt Security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise. We describe those situations below under “— Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated.” As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all Debt Securities represented by a global Debt Security, and investors will be permitted to own only indirect interests in a global Debt Security. Indirect interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that does. Thus, an investor whose Debt Security is represented by a global Debt Security will not be a holder of the Debt Security, but only an indirect owner of an interest in the global Debt Security.
     If an applicable Prospectus Supplement for a particular Debt Security indicates that the Debt Security will be issued in global form only, then the Debt Security will be represented by a global Debt Security at all times unless and until the global Debt Security is terminated. We describe the situations in which this can occur below under “— Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated.” If termination occurs, we may issue the Debt Securities through another book-entry clearing system or decide that the Debt Securities may no longer be held through any book-entry clearing system.
     Special Considerations for Global Securities. As an indirect owner, an investor’s rights relating to a global Debt Security will be governed by the account rules of the depositary and those of the investor’s bank, broker, financial institution or other intermediary through which it holds its interest (such as Euroclear or Clearstream, if DTC is the depositary), as well as general laws relating to securities transfers. We do not recognize this type of investor or any intermediary as a holder of Debt Securities and instead deal only with the depositary that holds the global Debt Security.
     If Debt Securities are issued only in the form of a global Debt Security, an investor should be aware of the following:
•	an investor cannot cause the Debt Securities to be registered in his or her own name, and cannot obtain non-global certificates for his or her interest in the Debt Securities, except in the special situations we describe below;

•	an investor will be an indirect holder and must look to his or her own bank, broker or other financial institution for payments on the Debt Securities and protection of his or her legal rights relating to the Debt Securities, as we describe above under “— Who is the Legal Owner of a Registered Security?”;

•	an investor may not be able to sell interests in the Debt Securities to some insurance companies and other institutions that are required by law to own their Debt Securities in non-book-entry form;

•	an investor may not be able to pledge his or her interest in a global Debt Security in circumstances in which certificates representing the Debt Securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;

•	the depositary’s policies will govern payments, deliveries, transfers, exchanges, notices and other matters relating to an investor’s interest in a global Debt Security, and those policies may change from time to time. We and the trustees will have no responsibility for any aspect of the depositary’s policies, actions or records of ownership interests in a global Debt Security. We and the trustees also do not supervise the depositary in any way;

•	the depositary may require that those who purchase and sell interests in a global Debt Security within its book-entry system use immediately available funds and your bank, broker or other financial institution may require you to do so as well; and

•	financial institutions that participate in the depositary’s book-entry system and through which an investor holds its interest in the global Debt Securities, directly or indirectly, may also have their own policies affecting payments, deliveries, transfers, exchanges, notices and other matters relating to the Debt Securities, and those policies may change from time to time. For example, if you hold an interest in a global Debt Security through Euroclear or Clearstream, when DTC is the depositary, Euroclear or Clearstream, as applicable, may require those who purchase and sell interests in that Debt Security through them to use immediately available funds and comply with other policies and procedures, including deadlines for giving instructions as to transactions that are to be effected on a particular day. There may be more than one financial intermediary in the chain of ownership for an investor. We and the trustees do not monitor and are not responsible for the policies or actions or records of ownership interests of any of those intermediaries.
     Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated. If we issue any series of Debt Securities in book-entry form but we choose to give the beneficial owners of that series the right to obtain non-global Debt Securities, any beneficial owner entitled to obtain non-global Debt Securities may do so by following the applicable procedures of the depositary, any transfer agent or registrar for that series and that owner’s bank, broker or other financial institution through which that owner holds its beneficial interest in the Debt Securities. If you are entitled to request a non-global certificate and wish to do so, you will need to allow sufficient lead time to enable us or our agent to prepare the requested certificate.
     In addition, in a few special situations described below, a global Debt Security will be terminated and interests in it will be exchanged for certificates in non-global form representing the Debt Securities it represented. After that exchange, the choice of whether to hold the Debt Securities directly or in street name will be up to the investor. Investors must consult their own banks, brokers or other financial institutions, to find out how to have their interests in a global Debt Security transferred on termination to their own names, so that they will be holders. We have described the rights of holders and street name investors above under “— Who is the Legal Owner of a Registered Security?”
     The special situations for termination of a global Debt Security are as follows:

•	if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global Debt Security and we do not appoint another institution to act as depositary within 60 days;

•	if we notify the trustees that we wish to terminate that global Debt Security; or

•	if an event of default has occurred with regard to these Debt Securities and has not been cured or waived.
     If a global Debt Security is terminated, only the depositary, and neither we nor the trustees for any Debt Securities, is responsible for deciding the names of the institutions in whose names the Debt Securities represented by the global Debt Security will be registered and, therefore, who will be the registered holders of those Debt Securities.
Considerations Relating to DTC
     DTC has informed us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that DTC participants deposit with DTC. DTC also facilitates the settlement among DTC participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in DTC participants’ accounts, thereby eliminating the need for physical movement of certificates. DTC participants include securities brokers and dealers, banks, trust companies and clearing corporations, and may include other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc. and the Financial Industry Regulatory Authority, Inc. Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and DTC participants are on file with the SEC.
     Purchases of Debt Securities within the DTC system must be made by or through DTC participants, who will receive a credit for the Debt Securities on DTC’s records. Transfers of ownership interests in the Debt Securities are accomplished by entries made on the books of participants acting on behalf of beneficial owners.
     Redemption notices will be sent to DTC’s nominee, Cede & Co., as the registered holder of the Debt Securities. If less than all of the Debt Securities are being redeemed, DTC will determine the amount of the interest of each direct participant to be redeemed in accordance with its then-current procedures.
     In instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to the Debt Securities. Under its usual procedures, DTC would mail an omnibus proxy to the relevant trustee as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts such Debt Securities are credited on the record date (identified in a listing attached to the omnibus proxy).
     Distribution payments on the Debt Securities will be made by the relevant trustee to DTC. DTC’s usual practice is to credit direct participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices and will be the responsibility of such participants and not of DTC, the relevant trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions to DTC is the responsibility of the relevant trustee, and disbursements of such payments to the beneficial owners are the responsibility of direct and indirect participants.
     The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be accurate, but we assume no responsibility for the accuracy thereof. We do not have any responsibility for the performance by DTC or its participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.
Considerations Relating to Clearstream and Euroclear
     Clearstream and Euroclear are securities clearance systems in Europe. Clearstream and Euroclear have respectively informed us that Clearstream and Euroclear each hold securities for their customers and facilitate the clearance and settlement of securities transactions by electronic book-entry transfer between their respective account holders. Clearstream and Euroclear provide various services including safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream and Euroclear also deal with domestic securities markets in several countries through established depositary and custodial relationships. Clearstream and Euroclear have established an electronic bridge between their two systems across which their respective participants may settle trades with each other. Clearstream and Euroclear customers are world-wide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to Clearstream and Euroclear is available to other institutions that clear through or maintain a custodial relationship with an account holder of either system.
     Euroclear and Clearstream may be depositaries for a global Debt Security. In addition, if DTC is the depositary for a global Debt Security, Euroclear and Clearstream may hold interests in the global Debt Security as participants in DTC.
     As long as any global Debt Security is held by Euroclear or Clearstream, as depositary, you may hold an interest in the global Debt Security only through an organization that participates, directly or indirectly, in Euroclear or Clearstream. If Euroclear or Clearstream is the depositary for a global Debt Security and there is no depositary in the United States, you will not be able to hold interests in that global Debt Security through any securities clearance system in the United States.
     Payments, deliveries, transfers, exchanges, notices and other matters relating to the Debt Securities made through Euroclear or Clearstream must comply with the rules and procedures of those systems. Those systems could change their rules and procedures at any time. We have no control over those systems or their participants and we take no responsibility for their activities. Transactions between participants in Euroclear or Clearstream, on one hand, and participants in DTC, on the other hand, when DTC is the depositary, would also be subject to DTC’s rules and procedures.
     Special Timing Considerations Relating to Transactions in Euroclear and Clearstream. Investors will be able to make and receive through Euroclear and Clearstream payments, deliveries, transfers, exchanges, notices and other transactions involving any Debt Securities held through those systems only on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other financial institutions are open for business in the United States.
     In addition, because of time-zone differences, U.S. investors who hold their interests in the Debt

Securities through these systems and wish to transfer their interests, or to receive or make a payment or delivery or exercise any other right with respect to their interests, on a particular day may find that the transaction will not be effected until the next business day in Luxembourg or Brussels, as applicable. Thus, investors who wish to exercise rights that expire on a particular day may need to act before the expiration date. In addition, investors who hold their interests through both DTC and Euroclear or Clearstream may need to make special arrangements to finance any purchases or sales of their interests between the U.S. and European clearing systems, and those transactions may settle later than would be the case for transactions within one clearing system.
PLAN OF DISTRIBUTION
     The Bank may sell Debt Securities to or through underwriters or dealers purchasing as principal, and also may sell Debt Securities to one or more purchasers directly or through agents. Debt Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers.
     A Prospectus Supplement will set forth the terms of any offering of Debt Securities, including the name or names of any Investment Dealers, the initial public offering price, the proceeds to the Bank, any underwriting discount or commission to be paid to any Investment Dealers and any discounts, concessions or commissions allowed or re-allowed or paid by any Investment Dealers to other Investment Dealers.
     The Debt Securities may be sold directly by the Bank at such prices and upon such terms as agreed to by the Bank and the purchaser or through agents designated by the Bank from time to time. Any agent involved in the offering and sale of the Debt Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Bank to such agent will be set forth, in the applicable Prospectus Supplement. Unless otherwise indicated in the applicable Prospectus Supplement, any agent is acting on a best efforts basis for the period of its appointment.
     If underwriters are used in the sale, the Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, at market prices prevailing at the time of sale or at prices related to such prevailing market prices. The obligations of the underwriters to purchase such Debt Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Debt Securities offered by the Prospectus Supplement if any of such Debt Securities are purchased.
     In compliance with guidelines of the Financial Industry Regulatory Authority (“FINRA”), the maximum commission or discount to be received by any FINRA member or independent broker-dealer may not exceed 8% of the aggregate amount of the Debt Securities offered by this prospectus; however, it is anticipated that the maximum commission or discount to be received in any particular offering of securities will be significantly less than this amount.
     Any public offering price and any discounts or concessions allowed or re-allowed or paid to Investment Dealers may be changed from time to time. The Bank may agree to pay the Investment Dealers a commission for various services relating to the issue and sale of any Debt Securities offered hereby. Any such commission will be paid out of the general corporate funds of the Bank. Investment Dealers who participate in the distribution of the Debt Securities may be entitled under agreements to be entered into with the Bank to indemnification by the Bank against certain liabilities, including liabilities under Canadian and U.S. securities legislation, or to contribution with respect to payments which such Investment Dealers may be required to make in respect thereof.
     In connection with any offering of the Debt Securities (unless otherwise specified in a Prospectus Supplement), the Investment Dealers may over-allot or effect transactions which stabilize or maintain the market price of the Debt Securities offered at a higher level than that which might exist in the open market. These transactions may be commenced, interrupted or discontinued at any time.
     The Debt Securities offered under this Prospectus have not been qualified for sale under the securities laws of any province or territory of Canada (other than the Province of Ontario) and, unless otherwise provided in the Prospectus Supplement relating to a particular issue of Debt Securities, will not be offered or sold, directly or indirectly, in Canada or to any resident of Canada except in the Province of Ontario.
Conflicts of Interest
     Our affiliates, Scotia Capital Inc. and Scotia Capital (USA) Inc., may participate in the distribution of the debt Securities as an underwriter, dealer or agent. Any offering of Debt Securities in which Scotia Capital Inc. or Scotia Capital (USA) Inc. participates will be conducted in compliance with the applicable requirements of NASD Rule 2720, a rule of FINRA, and applicable Canadian securities laws. None of Scotia Capital Inc., Scotia Capital (USA) Inc., or any other FINRA member participating in an offering of these Debt Securities that has a conflict of interest will confirm initial sales to any discretionary accounts over which it has authority without prior specific written approval of the customer.
TRADING PRICE AND VOLUME OF BANK’S SECURITIES
     The following table sets out the price range and trading volume of the Bank’s securities on the Toronto Stock Exchange (as reported by Bloomberg) for the periods indicated.

		Preferred Shares
	Common	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series
	Shares	12	13	14	15	16	17	18	20	22	24	25	26
January 2009
-High Price ($)	34.00	20.61	19.53	18.40	17.85	20.98	22.00	23.90	22.75	23.24	—	25.35	25.00
-Low Price ($)	27.35	19.43	17.53	17.06	16.57	19.60	20.35	22.00	20.80	21.15	—	24.90	24.80
-Volume (‘000)	80,310	162	299	260	301	180	243	371	179	195	—	1,489	496
February 2009
-High Price ($)	31.55	20.40	18.90	18.47	17.98	20.30	21.87	23.00	23.00	22.74	—	25.40	25.44
-Low Price ($)	23.99	19.55	17.73	17.20	16.45	19.32	20.41	22.00	21.00	21.15	—	24.80	24.75
-Volume (‘000)	73,869	138	122	213	186	144	151	200	109	103	—	597	1,516
March 2009
-High Price ($)	33.18	20.00	18.37	17.47	17.00	20.05	21.74	23.64	22.35	22.00	—	25.59	25.74
-Low Price ($)	25.28	18.82	17.26	16.05	15.81	18.13	19.85	22.00	19.20	19.60	—	25.00	25.07
-Volume (‘000)	97,572	164	199	263	348	180	105	184	228	138	—	763	778
April 2009
-High Price ($)	35.85	21.18	19.05	18.00	17.92	21.45	22.28	24.10	24.43	23.70	—	26.96	27.40
-Low Price ($)	30.30	19.41	17.57	16.66	16.61	19.25	20.95	22.83	21.75	22.00	—	25.33	25.48

		Preferred Shares
	Common	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series
	Shares	12	13	14	15	16	17	18	20	22	24(1)	26(2)	28(3)
-Volume (‘000)	103,382	120	151	188	457	189	130	291	235	175	—	680	665
May 2009
-High Price ($)	39.00	21.96	19.90	18.71	18.91	22.29	23.99	25.00	24.70	24.75	—	26.99	27.31
-Low Price ($)	25.09	21.00	19.06	17.81	17.80	21.37	22.32	23.91	23.90	23.70	—	26.35	26.29
-Volume (‘000)	77,234	241	204	350	253	339	117	605	314	381	—	392	327
June 2009
-High Price ($)	44.51	22.15	20.24	19.45	19.26	21.95	23.69	25.70	25.28	25.45	—	27.50	27.99
-Low Price ($)	38.61	21.50	19.53	18.52	18.49	21.01	22.97	24.90	24.40	24.41	—	26.80	26.66
-Volume (‘000)	75,551	202	211	196	330	316	183	494	506	331	—	422	339
July 2009
-High Price ($)	46.51	22.97	21.23	19.85	19.93	22.68	24.20	26.20	26.00	26.19	—	28.00	28.00
-Low Price ($)	39.60	21.53	19.80	18.60	18.52	21.16	23.13	25.08	24.90	25.08	—	27.20	27.00
-Volume (‘000)	71,182	222	232	228	235	720	152	698	411	323	—	456	339
August 2009
-High Price ($)	48.62	24.36	22.31	21.20	21.16	24.23	25.40	26.15	26.00	26.00	—	27.82	28.07
-Low Price ($)	43.16	22.66	20.80	19.76	19.76	22.50	24.31	25.84	25.56	25.59	—	27.40	27.47
-Volume (‘000)	74,645	151	562	306	289	319	299	265	478	270	—	692	243
September 2009
-High Price ($)	49.19	24.45	21.99	20.79	20.85	23.97	25.30	26.39	26.15	26.21	—	28.18	28.14
-Low Price ($)	42.95	23.44	21.46	20.42	20.40	23.50	24.92	26.00	25.76	25.66	—	27.71	27.66
-Volume (‘000)	84,570	121	188	334	473	265	336	405	317	283	—	537	426
October 2009
-High Price ($)	49.14	24.25	21.99	20.60	20.63	23.91	25.19	26.28	26.18	25.98	—	28.00	28.09
-Low Price ($)	43.48	22.78	20.66	19.30	19.40	22.57	23.71	25.60	25.28	25.20	—	27.10	27.02
-Volume (‘000)	64,995	167	221	316	307	203	156	215	282	431	—	444	544
November 2009
-High Price ($)	49.00	23.77	21.83	20.44	20.39	23.60	24.90	26.44	26.35	26.38	—	27.95	27.98
-Low Price ($)	44.84	22.81	20.70	19.50	19.50	22.76	24.38	25.72	25.65	25.67	—	27.14	27.28
-Volume (‘000)	57,660	190	148	254	213	262	173	426	303	252	—	360	309
December 2009
-High Price ($)	49.93	24.10	22.34	21.12	20.79	24.11	25.39	26.75	26.83	26.72	—	28.25	28.33
-Low Price ($)	46.55	23.54	21.60	20.05	20.10	23.50	24.54	26.35	26.04	26.10	—	27.50	27.88
-Volume (‘000)	69,768	174	218	363	361	185	122	157	121	217	—	345	168
January 2010 (to January 8, 2010)
-High Price ($)	49.53	23.96	21.99	20.83	20.70	23.99	24.96	26.61	26.92	26.68	—	28.05	27.99
-Low Price ($)	48.81	23.70	21.72	20.33	20.33	23.61	24.60	26.05	26.31	26.30	—	27.66	27.67

		Preferred Shares
	Common	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series	Series
	Shares	12	13	14	15	16	17	18	20	22	24(1)	26(2)	28(3)
-Volume (‘000)	15,999	96	17	173	71	82	86	63	40	96	—	58	61

[1]	The Preferred Shares, Series 24 were issued on December 12, 2008 by the Bank to Sun Life Financial Inc. as partial consideration for the acquisition by the Bank of trust units of CI Financial Income Fund (now CI Financial Corp.).

[2]	The Preferred Shares, Series 26 were issued on January 21, 2009.

[3]	The Preferred Shares, Series 28 were issued on January 30, 2009.
PRIOR SALES
     In the 12-month period ending on January 11, 2010, the Bank issued the following debt securities which are not listed on any exchange or quoted in any marketplace:

		Issue Price to
		Public per $1,000	Number of Securities
Security	Date Issued	Principal Amount	Issued
$1.0 Billion 6.65% Debentures due 2021	January 22, 2009	$999.83	1,000,000
$1.0 Billion 4.94% Debentures due 2019	April 15, 2009	$999.69	1,000,000
RISK FACTORS
     Investment in the Debt Securities is subject to various risks including those risks inherent in conducting the business of a diversified financial institution. Before deciding whether to invest in any Debt Securities, investors should consider carefully the risks set out herein and incorporated by reference in this Prospectus (including subsequently filed documents incorporated by reference) and, if applicable, those described in a Prospectus Supplement relating to a specific offering of Debt Securities. Prospective investors should consider the categories of risks identified and discussed in the Bank’s Annual Information Form and the Annual MD&A, each of which is incorporated herein by reference, including credit risk, market risk, liquidity risk, operational risk, reputational risk and environmental risk.
USE OF PROCEEDS
     Unless otherwise specified in a Prospectus Supplement, the net proceeds to the Bank from the sale of the Debt Securities will be added to the general funds of the Bank and utilized for general banking purposes. The application of the proceeds will depend upon the funding requirements of the Bank at the time.
LIMITATIONS ON ENFORCEMENT OF U.S. LAWS AGAINST
THE BANK, ITS MANAGEMENT AND OTHERS
     The Bank is incorporated under the laws of Canada pursuant to the Bank Act. Many of its directors and executive officers, including many of the persons who will sign the registration statement on Form F-9, of which this Prospectus forms a part, and some of the experts named in this Prospectus, reside outside the United States, and a substantial portion of the Bank’s assets and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult for United States investors to effect service of process within the United States upon those directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of such directors, officers or experts under United States federal securities laws.
     The Bank has been advised by Osler, Hoskin & Harcourt LLP, its Canadian counsel, that a judgment of a U.S. court predicated solely upon civil liability under such laws would probably be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. The Bank has also been advised by such counsel, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.
INDEPENDENT AUDITORS
     KPMG LLP, Chartered Accountants, Toronto, Ontario, is the external auditor who prepared the Auditors’ Report to Shareholders with respect to the consolidated balance sheet of the Bank as at October 31, 2009 and 2008 and the consolidated statements of income, changes in shareholders’ equity, comprehensive income and cash flows for the years then ended. KPMG LLP is independent with respect to the Bank within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and within the meaning of the U.S. Securities Act of 1933, as amended, and the applicable rules and regulations thereunder. The audited consolidated financial statements of the Bank for each of the two years in the period ended October 31, 2009 incorporated by reference in this Prospectus have been so incorporated in reliance on the report of KPMG LLP, independent accountants.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
     The following documents have been filed with the SEC either separately or as exhibits to the registration statement of which this Prospectus forms a part: the documents referred to under “Documents Incorporated by Reference”; the consent of KPMG LLP; the consent of Osler, Hoskin & Harcourt LLP; powers of attorney from directors and officers of the Bank; the forms of indentures relating to the Debt Securities; and the statement of eligibility of the trustee on Form T-1.

PART II
INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
Indemnification
The by-laws of the Bank provide that, subject to the limitations contained in the Bank Act (Canada) (the “Bank Act”), the Bank will indemnify each director or officer, each former director or officer, or a person who acts or acted at the Bank’s request as a director or officer of, or in a similar capacity for, another entity and such person’s heirs and personal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by them in respect of any civil, criminal, administrative, investigative or other proceeding in which they are involved because of their association with the Bank or other entity, if (a) the person acted honestly and in good faith with a view to the best interests of, as the case may be, the Bank or other applicable entity, and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the person had reasonable grounds for believing that the impugned conduct was lawful. The by-laws of the Bank also provide that, subject to the limitations contained in the Bank Act, the Bank may (i) purchase and maintain such insurance for the benefit of the persons referred to in the preceding sentence as the Bank may from time to time determine, and (ii) advance amounts to such persons for the costs, charges and expenses of any proceeding referred to in the preceding sentence.
These indemnification provisions could be construed to permit or require indemnification for certain liabilities arising out of United States federal securities laws.
The Bank has purchased, at its expense, a directors’ and officers’ (Side A) liability insurance policy that covers individual directors and officers in circumstances where the Bank is not able or permitted to indemnify such individuals.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling the Bank pursuant to the foregoing provisions, the Bank has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
EXHIBITS
The following exhibits have been filed as part of this Registration Statement.

Exhibit
Number	Description

4.1
The Bank’s interim consolidated financial statements and management’s discussion and analysis of financial condition and results of operations for the three and six months ended April 30, 2011 (incorporated by reference to Exhibit 99.1 to the Bank’s Form 6-K (Commission File No. 002-09048), furnished to the Commission on May 31, 2011).

4.2
The Bank’s management proxy circular attached to the notice of meeting dated February 8, 2011, prepared in connection with the Bank’s annual meeting of shareholders held on April 5, 2011 (incorporated by reference to Exhibit 99.1 to the Bank’s Form 6-K (Commission File No. 002-09048), furnished to the Commission on February 28, 2011).

4.3
The Bank’s annual information form dated December 3, 2010, for the year ended October 31, 2010 (incorporated by reference to Exhibit 1 to the Bank’s Form 40-F (Commission File No. 002-09048), filed with the Commission on December 3, 2010 (the “Form 40-F”)).

4.4	The Bank’s consolidated financial statements for the years ended October 31, 2010 and 2009, together with the auditors’ report thereon (incorporated by reference to Exhibit 3 to the Form 40-F).

II-1

Exhibit
Number	Description

4.5	The Bank’s management’s discussion and analysis of financial condition and results of operations for the year ended October 31, 2010 (incorporated by reference to Exhibit 2 to the Form 40-F).
5.1*	Consent of KPMG LLP.
5.2*	Consent of Osler, Hoskin & Harcourt LLP.
6.1	Powers of Attorney (included on the signature pages of this Registration Statement on Form F-9).
7.1	Form of Senior Debt Indenture (incorporated by reference to Exhibit 7.1 to the Bank’s Form F-9 (Commission File No. 333-164300), filed with the Commission on January 12, 2010).
7.2	Form of Subordinated Debt Indenture (incorporated by reference to Exhibit 7.2 to the Bank’s Form F-9 (Commission File No. 333-164300), filed with the Commission on January 12, 2010).
7.3
Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of Computershare Trust Company, N.A.
(incorporated by reference to Exhibit 7.3 to the Bank’s Form F-9
(Commission File No. 333-164300), filed with the Commission on January 12, 2010).

*	Filed herewith

II-2

PART III
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.	Undertaking.
The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to
Form F-9 or to transactions in said securities.

Item 2.	Consent to Service of Process.
At the time of filing of this Registration Statement on Form F-9, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.
Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registration statement.

III-1

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-9 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada, on June 10, 2011.

THE BANK OF NOVA SCOTIA
By:	/s/ Jeffrey C. Heath
	Name:	Jeffrey C. Heath
	Title:	Executive Vice President and Group Treasurer

III-2

POWERS OF ATTORNEY
Each person whose signature appears below constitutes and appoints each of Deborah M. Alexander, Jeffrey C. Heath, Luc A. Vanneste and Ian Berry his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities (unless revoked in writing) to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
This Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Richard E. Waugh Richard E. Waugh	President, Chief Executive Officer and Director (Principal Executive Officer)	June 10, 2011
/s/ Luc A. Vanneste Luc A. Vanneste	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	June 10, 2011
/s/ John T. Mayberry John T. Mayberry	Chairman and Director	June 10, 2011
/s/ Ronald A. Brenneman Ronald A. Brenneman	Director	June 10, 2011
/s/ C.J. Chen C.J. Chen	Director	June 10, 2011
/s/ David A. Dodge David A. Dodge	Director	June 10, 2011
/s/ N. Ashleigh Everett N. Ashleigh Everett	Director	June 10, 2011
/s/ John C. Kerr John C. Kerr	Director	June 10, 2011

III-3

Signature	Title	Date

/s/ Michael J. L. Kirby The Honourable Michael J. L. Kirby	Director	June 10, 2011
/s/ Thomas C. O’Neill Thomas C. O’Neill	Director	June 10, 2011
/s/ Alexis E. Rovzar de la Torre Alexis E. Rovzar de la Torre	Director	June 10, 2011
/s/ Indira V. Samarasekera Indira V. Samarasekera	Director	June 10, 2011
/s/ Allan C. Shaw Allan C. Shaw	Director	June 10, 2011
/s/ Paul D. Sobey Paul D. Sobey	Director	June 10, 2011
/s/ Barbara S. Thomas Barbara S. Thomas	Director	June 10, 2011

III-4

AUTHORIZED REPRESENTATIVE
Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of The Bank of Nova Scotia in the United States, in the City of New York, State of New York, on June 10, 2011.

By:	/s/ Kevin R. Ray
	Name:	Kevin R. Ray
	Title:	Vice Chair & Co-Head of US Corporate Banking, The Bank of Nova Scotia

III-5

EXHIBIT INDEX

Exhibit
Number	Description

4.1
The Bank’s interim consolidated financial statements and management’s discussion and analysis of financial condition and results of operations for the three and six months ended April 30, 2011 (incorporated by reference to Exhibit 99.1 to the Bank’s Form 6-K (Commission File No. 002-09048), furnished to the Commission on May 31, 2011).

4.2
The Bank’s management proxy circular attached to the notice of meeting dated February 8, 2011, prepared in connection with the Bank’s annual meeting of shareholders held on April 5, 2011 (incorporated by reference to Exhibit 99.1 to the Bank’s Form 6-K (Commission File No. 002-09048), furnished to the Commission on February 28, 2011).

4.3
The Bank’s annual information form dated December 3, 2010, for the year ended October 31, 2010 (incorporated by reference to Exhibit 1 to the Bank’s Form 40-F (Commission File No. 002-09048), filed with the Commission on December 3, 2010 (the “Form 40-F”)).

4.4	The Bank’s consolidated financial statements for the years ended October 31, 2010 and 2009, together with the auditors’ report thereon (incorporated by reference to Exhibit 3 to the Form 40-F).
4.5	The Bank’s management’s discussion and analysis of financial condition and results of operations for the year ended October 31, 2010 (incorporated by reference to Exhibit 2 to the Form 40-F).
5.1*	Consent of KPMG LLP.
5.2*	Consent of Osler, Hoskin & Harcourt LLP.
6.1	Powers of Attorney (included on the signature pages of this Registration Statement on Form F-9).
7.1	Form of Senior Debt Indenture (incorporated by reference to Exhibit 7.1 to the Bank’s Form F-9 (Commission File No. 333-164300), filed with the Commission on January 12, 2010).
7.2	Form of Subordinated Debt Indenture (incorporated by reference to Exhibit 7.2 to the Bank’s Form F-9 (Commission File No. 333-164300), filed with the Commission on January 12, 2010).
7.3
Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of Computershare Trust Company, N.A.
(incorporated by reference to Exhibit 7.3 to the Bank’s Form F-9
(Commission File No. 333-164300), filed with the Commission on January 12, 2010).

*	Filed herewith